

Calm Company Fund LLC
(Formerly Earnest Capital LLC)

UNAUDITED FINANCIAL STATEMENTS

December 31, 2021 and 2010

CALM COMPANY FUND LLC
(FORMERLY EARNEST CAPITAL LLC)

Balance Sheets
December 31, 2021 and 2020

Assets	2021	2020
Current assets:		
Cash	$ 1,438,380	$ 143,291
Accounts receivable	7,662	9,476
Investment in Calm Company Fund I, LP	122,109	-
Prepaid expenses	-	21,094
Total assets	$ 1,568,151	$ 173,861
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable	$ 23,885	$ 6,504
Deferred revenue	34,841	80,674
Total liabilities	58,726	87,178
Member's equity	1,509,425	86,683
Total liabilities and member's equity	$ 1,568,151	$ 173,861

See accompanying notes to financial statements.

CALM COMPANY FUND LLC
(FORMERLY EARNEST CAPITAL LLC)

Statements of Operations
Years Ended December 31, 2021 and 2020

	2021	2020
Revenue	$ 886,250	$ 418,298
Operating expenses	905,786	334,619
Operating income	(19,536)	83,679
Other income		
Change in realized gain/(loss) from fund investment	24,367	
Change in unrealized gain/(loss) from fund investment	97,743	
Economic Injury Disaster Grant	-	2,000
Net Income	$ 102,574	$ 85,679

See accompanying notes to financial statements.

CALM COMPANY FUND LLC
(FORMERLY EARNEST CAPITAL LLC)

Statements of Changes in Member's Equity (Deficit)
Years Ended December 31, 2021 and 2020

Member's equity, December 31, 2019	$	43,504
Distribution to members		(42,500)
Net income		85,679
Member's equity, December 31, 2020		86,683
Contribution from members		1,474,050
Distribution to members		(153,882)
Net income		102,574
Member's equity, December 31, 2021	$	1,509,425

See accompanying notes to financial statements.

CALM COMPANY FUND LLC
(FORMERLY EARNEST CAPITAL LLC)

Statements of Cash Flows
Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net income	$ 102,574	$ 85,679
Adjustments to reconcile net income		
to net cash from operating activities:		
Change in operating assets and liabilities:		
Accounts receivable	1,814	(9,476)
Prepaid expenses	21,094	(15,883)
Accounts payable	17,381	2,604
Investment in Calm Company Fund I, LP	(122,109)	
Deferred revenue	(45,833)	40,019
Net cash provided by operating activities	(25,079)	102,943
Cash flows from financing activities:		
Contribution from member	1,474,050	-
Distribution to member	(153,882)	(42,500)
Net cash (used in) provided by financing activities	1,320,168	(42,500)
Net change in cash	1,295,089	60,443
Cash, beginning of year	143,291	82,848
Cash, end of year	$ 1,438,380	$ 143,291

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: Calm Company Fund LLC (formerly Earnest Capital LLC for the years presented of December 31, 2020, but changed its name accordingly in 2021) was formed on November 29, 2018 in the State of Delaware and is virtually headquartered in Miami, Florida. The Company operates as the General Partner and management company of several venture capital funds, and also operates a virtual and in-person community of founders building calm, sustainable companies.

Management's Plans: The Company's mission is to maximize the number of successful internet entrepreneurs in the world through capital, mentorship, and community. The Company's strategic plan for 2022 and beyond is to continue launching and managing private venture capital funds to invest in and support founders of calm, sustainable, internet-enabled businesses using our innovative Shared Earnings Agreement. The Company raised capital in 2021 via a Regulation CF crowdfund campaign to accelerate investment in the growth and development of its team, internal systems, and community products, as is reflected in the results of the 2021 Financial Statements in comparison to 2020.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in several financial institutions with balances that periodically exceed federally insured limits. Accounts receivable is typically made up of many customers across various geographic regions. At December 31, 2021, one partner accounted for 100% of the accounts receivable balance.

Accounts Receivable: The Company receives compensation for services related to their investment management arrangements. Management closely monitors outstanding accounts receivable and provides an allowance for any balances that are determined to be uncollectible. An allowance of doubtful accounts was not deemed necessary at December 31, 2021.

Notes to Unaudited Financial Statements

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard on January 1, 2020, under the modified retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company's beginning of year member's equity or revenue for 2020.

Fund Management Fees — The Company recognizes its fund management fees on a quarterly basis for services performed and earned over each quarter.

Founder Summit Remote Subscriptions — The Company recognizes the subscriptions to its virtual community ratably over the term of the annual or monthly subscription period. Subscription fees paid upfront for annual or multi-month memberships are recorded as deferred revenue until earned at which point the revenue is recognized.

Founder Summit Event Tickets — The Company recognizes tickets sold to its in-person Founder Summit events as revenue upon the occurrence of the event taking place. Tickets paid for upfront ahead of events are recorded as deferred revenue until earned at which point the revenue is recognized.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected within 30 days. Contract assets represent the Company's right to payment for goods and services already transferred to a customer. As of December 31, 2021, and 2020, there were no contract assets. Contract liabilities represent the Company's obligation to transfer goods or services to a customer when the customer prepays consideration for goods and services. Contract liabilities are recognized as deferred revenue on the accompanying balance sheets.

Income Taxes: The Company is considered a partnership for federal and state income tax purposes as it is a limited liability company with two or more members, and its members report the Company's taxable income or loss in their personal income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through March 3, 2022, the date the financial statements were available for issuance, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. **Profit Share Agreement:** The Company has a profit-share agreement which specifies the Company is entitled to 50% of the net profit or loss generated from its Founder's Summit community and events. The Company's share of revenue for 2021 amounts to $6,302 and is included in revenue on the accompanying statement of operations for 2021.

3. **Commitments and Contingencies:** From time to time, the Company may be involved in claims and legal actions arising in the ordinary course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition, results of operations or cash flows.